Exhibit 99.1

Dominion Diamond Corporation to Increase Interest in the Ekati Diamond Mine

YELLOWKNIFE, NW, July 9, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that it has entered into an agreement with C. Fipke Holdings Ltd. ("FipkeCo") to acquire FipkeCo's 10% participating interests in the Ekati Diamond Mine at a price equivalent to the price paid to BHP Billiton in 2013 for its interests.

The Chairman and Chief Executive Officer of Dominion Diamond Corporation, Robert A. Gannicott, said, "Although the sale by Chuck Fipke of his interest in the Ekati Project ends his financial involvement with Canada's first diamond mine, his contribution to its discovery and success goes well beyond that. The history of Canadian mining is full of stories of accidents of fate leading to discoveries but the discovery of diamonds in the Slave Geological Province is a story of years of dedicated technical work led by a focused technical expert with unwavering belief in the outcome."

The Ekati Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential.  The Company currently holds an 80% participating interest in the Core Zone, with FipkeCo holding a 10% participating interest and Dr. Stewart Blusson holding the remaining 10% participating interest.  The Company holds a 58.8% participating interest in the Buffer Zone, with FipkeCo holding a 10% participating interest and Archon Minerals Limited ("Archon") holding a 31.2% participating interest.

FipkeCo will sell its 10% interest in the Core Zone for US$50 million, subject to adjustments to reflect joint venture contributions and distributions since June 30, 2012, as well as interest from that date.  The base purchase price would be payable in instalments over 31 months, and the Company would have the right, but not the obligation, to satisfy one or more instalments in common shares of the Company.

FipkeCo will sell its 10% interest in the Buffer Zone for US$17 million, subject to adjustments to reflect joint venture contributions and distributions since June 30, 2012, as well as interest from that date.  The purchase price would be payable in cash on closing.

The joint venture agreements governing each of the Core Zone and the Buffer Zone contain a right of first refusal in favour of each joint venture party, which rights are exercisable for 60 days. If Dr. Blusson exercises his right in respect of FipkeCo's Core Zone interest, the Company would acquire an 8.89% participating interest from FipkeCo, rather than a 10% interest.  If Archon exercises its right in respect of FipkeCo's Buffer Zone interest, the Company would acquire a 6.53% participating interest from FipkeCo, rather than a 10% interest.

It is anticipated that completion of the transactions would occur in September, 2014.

Cautionary Statement on Forward-Looking Information
This news release contains statements that constitute "forward-looking statements" and/or "forward-looking information" within the meaning of Canadian and United States securities laws (the "forward-looking information") relating to the proposed acquisition of the Ekati Diamond Mine. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of closing of such acquisition. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720 970 762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 09-JUL-14